Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

December 6, 2011

VIA EDGAR

Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cassidy Ventures Inc.
Amendment No. 2 to Registration Statement on Form S-l Filed December 5, 2011 File No. 333-176939

Dear Ms. Nguyen Parker:

Pursuant to the staff’s comment letter dated November 14, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form S-1 was filed with the Commission via EDGAR on December 6, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form S-1

General

1.
We note your response to comment 2 from our letter dated October 11, 2011. When you discuss your Mobert property on page 4 of the prospectus summary, please disclose that no one from the company nor your geologist has ever visited this property. Please also include a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Company response:  The Company has added the following sentence to page 4:  “None of our officers and directors, or our consulting geologist, has ever visited the Mobert property.”

Additionally, the Company has added the following risk factor to page 7:

WE HAVE NOT INDEPENDENTLY VERIFIED THE MINERAL RESERVES ON THE MOBERT PROPERTY, NOR HAVE WE PERSONALLY VISITED THE PROPERTY, AND WE HAVE RELIED SOLELY ON THE REPRESENTATIONS AND ADVICE OF OUR EXPERT ADVISORS.

No members of management of the Company have personally visited the Mobert property.  We have relied on the expert advice of the Fladgate Exploration Consulting, whose qualified geologist in Canada advising us has not conducted a site visit to the Mobert property.  Because we have not independently verified that there are mineral reserves, there may be no commercially viable mineral reserves located on the Mobert property.  Assuming there are mineralized materials or mineral reserves that can be proved or proven at some time in the future, there can be no assurance that the Mobert property does not contain physical or geological defects that could pose obstacles to our exploration plans that a site visit would have revealed.

2.	Please disclose the information from your response to comment 3 from our letter dated October 11, 2011 in your prospectus summary.

Company response:  The Company has added the following information on page 4:

Each of Edward Hayes and Linda Lamb, our two officers and directors, did not agree to serve as an officer or director of the Company at least in part due to a plan, agreement or understanding that he and she, respectively, would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity, and each of Mr. Hayes and Ms. Lamb also confirms that he and she, respectively, has no such present intention.

Selling Security Holders, page 11

3.
We note your response to comment 10 from our letter dated October 11, 2011. It appears that footnote 2 is inconsistent with footnote 1. Please clarify, if true, that unless otherwise indicated, no selling security holder is an immediate family member of one of your executive officers and/or directors or otherwise has a material relationship with the Company or its affiliates.

Company response:  On page 12, the Company has added the text “Except with respect to Tom Lamb, referenced in footnote 2 immediately below” as a clause to footnote 1 to clarify that he is a brother of Linda Lamb.

Description of Business, page 15

4.	Please disclose the information from your response to comment 11 from our letter dated October 11, 2011.

Company response:  The Company has added the following information to the first paragraph of page 16:  “While Mr. Hayes purchased 2,500,000 shares of common stock on October 16, 2009, Mr. Hayes did not become and officer or director of the Company until July 30, 2010.”

5.	We expect that you will need to update your financial statements to comply with Rule 8-08 of Regulation S-X.

Company response:  The Company has updated its financial statements in compliance with Rule 8-08.

Exhibits

6.	Please obtain and file an updated auditor’s consent with each amendment to your registration statement to comply with Item 601 of Regulation S-X.

Company response:  The Company has complied with this comment as requested.  Please see Exhibit 23.2 to the Form S-1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo